DLA Piper LLP (US) 555 Mission St. #2400 San Francisco, California 94105 www.dlapiper.com

January 29, 2024

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549-3561

Attention: Christie Wong, Jeanne Baker, Jane Park and Conlon Danberg

Re:	GigCapital5, Inc.

Amendment No. 7 Registration Statement on Form S-4

Filed January 17, 2023

File No. 333-269760

Dear Mses. Wong, Baker, Park and Murphy:

Set forth below are responses to the comments that were provided by the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) to our client, GigCapital5, Inc. (the “Company” or “GigCapital5”), by your letter dated January 26, 2024, regarding the above-referenced filing (“Amendment No. 7”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text.

In addition to the responses to the Staff’s comments, concurrently with the filing of this letter, GigCapital5 will file Amendment No. 8 to the Registration Statement on Form S-4 (“Amendment No. 8”) to reflect the Staff’s requested disclosure edits. Unless otherwise specified, all references to page numbers and captions correspond to Amendment No. 7 if referring to the Staff’s comment, or to Amendment No. 8 if in the response.

Amendment No. 7 to Form S-4 filed on January 17, 2023

Net Tangible Assets Test, page 157

1.

We note your revised disclosure that “although our Existing Charter provides that we will not redeem Public Shares in an amount that would cause our net tangible assets to be less than $5,000,001, pursuant to Proposal No. 3.B, we are seeking to adopt the Proposed Charter that would remove this provision, and if adopted, the Proposed Charter would be in effect at the time of the Closing when any redemptions would occur in the event that maximum redemptions occur and the parties to the November 2023

United States Securities and Exchange Commission

January 29, 2024

Non-Redemption Agreements have not refrained from redeeming shares pursuant to the terms of those agreements.” Please confirm if you believe you will not be required to comply with the net tangible asset provisions in your Current Charter in connection with the Business Combination if Charter Proposal B is approved prior to Closing. If so, please revise your Registration Statement to clearly explain this change and to remove disclosure stating you will be bound by the net tangible asset requirement. For example, we note your disclosure on page 153 that “Unlike some other blank check companies, GigCapital5 is not subject to a specified maximum redemption threshold, except that we will not redeem Public Shares in an amount that would cause our net tangible assets to be less than $5,000,001 after giving effect to the redemptions of any shares of GigCapital5 Common Stock by the Public Stockholders, if any, the Stock Subscription Financing and the Yorkville Financing, including at the time either immediately prior to or upon the Closing.”

RESPONSE: The Company acknowledges the Staff’s comment and has revised its disclosure on page 158 of Amendment No. 8.

Unaudited Pro Forma Financial Statements, page 164

2.	We note the revisions made in response to prior comment 2 and have the following comments:

•

As presented on page 164, it appears that the assumptions in the first and third bullets as well as the second and fourth bullets under the scenarios that address the November 2023 Non-Redemption Agreements are duplicative. Please ensure the four scenarios under the November 2023 Non-Redemption Agreements are appropriately described and discussed throughout the filing. In addition, discuss why similar scenarios assuming 50% and 75% redemptions are not necessary;

•	Notes (C11) and (C12) as discussed on page 199 reference Scenario 5 and 8, respectively. We assume these notes should reference Scenarios 11 and 12; and
•

Notes (C10) and (C12) states “To reflect the redemption of all 2,114,978 shares of the GigCapital5 Common Stock ($22,874,096).” Please reconcile this statement to the (C10) and (C12) equity adjustments on page 181.

RESPONSE: The Company acknowledges the Staff’s comment and has revised its disclosure on pages 71-72, 164, 199 and 216-217 of Amendment No. 8.

3.

We note your response to prior comment 6. You stated in Note B(5) that “a holder of shares of QT Imaging Common Stock was entitled to receive ....including 1,000,000 shares of GigCapital5 Common Stock.” On page 159, you stated that such holder is entitled to receive 1 million shares of Combined Company common stock. Please clarify what shares will be issued to the holders upon the completion of the business combination.

United States Securities and Exchange Commission

January 29, 2024

RESPONSE: The Company acknowledges the Staff’s comment and has revised its disclosure on page 196 of Amendment No. 8.

*      *      *

United States Securities and Exchange Commission

January 29, 2024

The Company and its management acknowledge they are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comment, action or absence of action by the Staff.

If you have any questions regarding the matters discussed above, please telephone the undersigned, outside counsel to the Company, at (415) 615-6095 or via email at Jeffrey.Selman@us.dlapiper.com.

Sincerely,

/s Jeffrey C. Selman

Jeffrey C. Selman

cc: Dr. Raluca Dinu

Enclosures